UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number: 001-41639

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

(Exact Name of Registrant as Specified in Charter)

Mespil Business Centre, Mespil House

Sussex Road, Dublin 4, Ireland

Tel: +353-1-920-1000

(Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

On June 27, 2023, SMX (Security Matters) Public Limited Company (the “Company”), issued a press release (the “Press Release”) announcing the closing of its previously announced underwritten public offering of securities (the “Offering”) for gross proceeds of approximately $3.24 million, prior to deducting underwriting discounts and commissions and offering expenses payable by the Company, including the exercise of the underwriter’s option to purchase an aggregate of 3,999,998 Option Warrants (as defined below) but excluding any exercise of the underwriter’s option to purchase any additional securities as described herein.

As previously disclosed, on June 22, 2023, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with EF Hutton, division of Benchmark Investments, LLC (the “Underwriter”) relating to the public offering of (i) 13,333,333 ordinary shares of the Company (each, an “Ordinary Share,” and collectively, the “Ordinary Shares”), par value $0.0001 per share, at a subscription price per share of $0.24 (the “Firm Shares”), (ii) 13,333,333 warrants in the form of Warrant A to subscribe for 13,333,333 Ordinary Shares, at an exercise price of $0.24 per share (“Warrant A”), and (iii) 13,333,333 warrants in the form of Warrant B to subscribe for 13,333,333 Ordinary Shares, at an exercise price of $0.24 per share (“Warrant B” and together with Warrant A, the “Firm Warrants” and, collectively with the Firm Shares, the “Firm Securities”). Additionally, the Underwriting Agreement provides that to the extent that the purchase of Firm Shares would cause the beneficial ownership of a purchaser in the Offering, together with its affiliates and certain related parties, to exceed 4.99% of the Ordinary Shares, the Company agrees to issue the Underwriter, for delivery to such purchasers, at the election of the purchasers, a number of Pre-Funded Warrants (the “Pre-Funded Warrants”), which are initially convertible on a 1-for-1 basis into Ordinary Shares, at a price per share of $0.2399 (100% of the public offering price allocated to each Firm Share less $0.0001).

The Company also granted the Underwriters a 45-day option to subscribe for, in the aggregate, (a) up to 1,999,999 additional Ordinary Shares (15% of the Firm Shares) at a subscription price per share of $0.24 (100% of the public offering price allocated to each Firm Share) (the “Option Shares” and together with the Firm Shares, the “Shares”) or Pre-Funded Warrants to subscribe for up to 1,999,999 Ordinary Shares at a price per share of $0.2399 (100% of the public offering price allocated to each Firm Share less $0.0001) and the remaining non pre-funded exercise price of each pre-funded warrant will be $0.0001 per share, and/or (b) 1,999,999 warrants in the form of Warrant A to subscribe for an aggregate of 1,999,999 Ordinary Shares (15% of the Firm Warrants) at an exercise price of $0.24 per warrant (100% of the public offering price allocated to each set of warrants in the form of Warrant A), and/or (c) 1,999,999 warrants in the form of Warrant B to purchase an aggregate of 1,999,999 Ordinary Shares (15% of the Firm Warrants) at a purchase price of $0.24 per warrant (100% of the public offering price allocated to each set of warrants in the form of Warrant B) (the “Option Warrants” and together with the Firm Warrants and Pre-Funded Warrants, if any, the “Warrants”), which may be subscribed for in any combination of Option Shares and/or the Option Warrants. The Option Shares and the Option Warrants are referred to as the “Option Securities”.

The Offering closed on June 27, 2023. The Company delivered the Firm Shares (or Firm Share equivalents in the form of Pre-Funded Warrants), the Firm Warrants and the Option Warrants to the Underwriter on the same day.

The Warrant A will be immediately exercisable and may be exercised at any time on or before June 27, 2028. On or after the earlier of (i) the thirty day anniversary of the date of the Underwriting Agreement and (ii) the date on which the aggregate composite trading volume of the Company’s Ordinary Shares as reported by Bloomberg LP beginning on the date of the Underwriting Agreement exceeds 15,000,000 Ordinary Shares, a holder of Warrant A warrants may also provide notice and elect a “cashless exercise” pursuant to which the holder would receive an aggregate number of Ordinary Shares equal to the product of (x) the aggregate number of Ordinary Shares that would be issuable upon a cash exercise and (y) 0.50.

The Warrant B will be immediately exercisable and may be exercised at any time on or before June 27, 2028.

A holder (together with its affiliates) of the Warrants may not exercise any portion of such holder’s Warrants to the extent that the holder would own more than 4.99% (or 9.99%, at the holder’s election) of the Company’s outstanding Ordinary Shares immediately after exercise, except that upon notice from the holder to the Company, the holder may decrease or increase the limitation of ownership of outstanding stock after exercising the holder’s Warrants up to 9.99% of the number of the Ordinary Shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the applicable Warrant, provided that any increase in such limitation shall not be effective until 61 days following notice to the Company.

The net proceeds to the Company upon the closing of the Offering, after deducting the underwriting commissions and estimated offering expenses payable by the Company, were approximately $2.68 million. The Company intends to use the net proceeds from the Offering for (i) sales and marketing, (ii) operational costs, (iii) product development, (iv) product and service expansion, (v) payment of outstanding liabilities and (vi) working capital and other general corporate purposes.

Pursuant to the Underwriting Agreement, the Company agreed to pay the Underwriter a cash fee equal to 8.0% of the gross proceeds of the Offering, an additional cash fee equal to 1.0% of the gross proceeds raised by the Company in the Offering for non-accountable expenses, and also agreed to pay the expenses of the underwriters in connection with the Offering, including Underwriters’ counsel legal fees, in an aggregate of $135,000.

The Company also granted to the Underwriter, warrants to subscribe for a number of Ordinary Shares equal to 5.0% of the total number of Ordinary Shares sold in the Offering at an exercise price per share equal to 110% of the public offering price in the Offering, or $0.264 (the “Underwriter’s Warrants”). The Underwriter’s Warrants will be non-exercisable for six months after the closing of the Offering and will expire 5 years after such date. The Underwriter’s Warrant contains provisions for (i) one demand registration of the shares underlying the Underwriter’s Warrant at the Company’s expense, (ii) one additional demand registration for such shares at the warrant holders’ expense for a period of five years from the closing date, and (iii) unlimited piggyback registration rights for a period of five years after the closing date at the Company’s expense. The number of shares subject to the Underwriter’s Warrant, and the exercise price of those securities, will be adjusted proportionately, as permitted by FINRA Rule 5110(f)(2)(G).

The Company has agreed, subject to certain exceptions, without the prior written consent of the Underwriter, that it will not, for a period of three months after the date of the Underwriting Agreement, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company; (ii) file or cause to be filed any registration statement with the Commission relating to the offering of any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company (other than pursuant to a registration statement on Form S-8 for employee benefit plans); or (iii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of capital stock of the Company.

The Underwriting Agreement contains customary representations, warranties, covenants and agreements by the Company, customary conditions to closing, indemnification obligations of the Company and the Underwriter, including for liabilities under the Securities Act of 1933, as amended, and other obligations of the parties and termination provisions.

The foregoing description of the Underwriting Agreement, Warrant A, Warrant B, Pre-Funded Warrants and Underwriter’s Warrant do not purport to be complete and are qualified in their entirety by reference to the text of the Underwriting Agreement, Form of Warrant A, Form of Warrant B, form of Pre-Funded Warrant and form of Underwriter’s Warrant, which are filed as Exhibit 1.1, Exhibit 4.1, Exhibit 4.2, Exhibit 4.3 and Exhibit 4.4, respectively, to this Report on Form 6-K and are incorporated herein by reference. A copy of the press release is attached as Exhibit 99.1 to this Report on Form 6-K and is incorporated herein by reference.

The Firm Securities, the Pre-Funded Warrants and the Option Securities were offered and sold by the Company pursuant to a prospectus dated June 22, 2023 and filed with the Securities and Exchange Commission (the “SEC”), which is part of the Company’s effective registration statement on Form F-1 (File No. 333-272503) filed with the SEC on June 7, 2023 and amended by pre-effective amendments filed with the SEC prior to effectiveness (the “Registration Statement”).

This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any offer, solicitation or sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

A copy of the press release is attached as Exhibit 99.1 to this Current Report and is incorporated herein by reference.

Cautionary Statements Regarding Forward-Looking Statements

This Report on Form 6-K includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Certain of these forward-looking statements can be identified by the use of words such as “believes,” “expects,” “intends,” “plans,” “estimates,” “assumes,” “may,” “should,” “will,” “seeks,” or other similar expressions. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results, including those under “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the SEC on May 1, 2023 and in the Registration Statement. Most of these factors are outside the Company’s control and are difficult to predict. The Company cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Exhibit Number	Description

1.1	Underwriting Agreement dated June 22, 2023 (incorporated by reference to Exhibit 1.1 of the Company’s Form 6-K filed with the Securities and Commission on June 23, 2023)

4.1	Form of Warrant A Agreement

4.2	Form of Warrant B Agreement

4.3	Form of Pre-Funded Warrant

4.4	Form of Underwriter Warrant

99.1	Press release dated June 27, 2023

104	Cover Page Interactive Data (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 27, 2023

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

By:	/s/ Haggai Alon
Name:	Haggai Alon
Title:	Chief Executive Officer